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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)1

PARTY CITY CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

702145103

(CUSIP Number)

TENNENBAUM CAPITAL PARTNERS, LLC
2951 28TH STREET, SUITE 1000
SANTA MONICA, CALIFORNIA 90405
(310) 566-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

FEBRUARY 18, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

Page 1 of 11 Pages

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 702145103			Page 2 of 11

1.	Name of Reporting Person: TENNENBAUM CAPITAL PARTNERS, LLC		I.R.S. Identification Nos. of above persons (entities only): 95-4759860

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,841,481 SHARES(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,841,481 SHARES(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,841,481 SHARES(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.6%(2)

14.	Type of Reporting Person (See Instructions): IA, OO

(1)	INCLUDES AN AGGREGATE OF 2,496,000 SHARES WHICH ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW, INCLUDED IN PREVIOUS AMENDMENTS TO THIS SCHEDULE 13D).

(2)	BASED ON (A) 17,232,217 SHARES OF PARTY CITY COMMON STOCK OUTSTANDING AS OF JANUARY 27, 2005, AS REPORTED BY PARTY CITY CORPORATION IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JANUARY 1, 2005, FILED ON FEBRUARY 10, 2005, AND (B) 2,496,000 SHARES OF PARTY CITY COMMON STOCK ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW), AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 702145103			Page 3 of 11

1.	Name of Reporting Person: SVIM/MSM, LLC		I.R.S. Identification Nos. of above persons (entities only): 95-4760193

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,496,000 SHARES(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,496,000 SHARES(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,496,000 SHARES(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.7%(2)

14.	Type of Reporting Person (See Instructions): OO

(1)	INCLUDES AN AGGREGATE OF 2,496,000 SHARES WHICH ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW, INCLUDED IN PREVIOUS AMENDMENTS TO THIS SCHEDULE 13D).

(2)	BASED ON (A) 17,232,217 SHARES OF PARTY CITY COMMON STOCK OUTSTANDING AS OF JANUARY 27, 2005, AS REPORTED BY PARTY CITY CORPORATION IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JANUARY 1, 2005, FILED ON FEBRUARY 10, 2005, AND (B) 2,496,000 SHARES OF PARTY CITY COMMON STOCK ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW), AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 702145103			Page 4 of 11

1.	Name of Reporting Person: SVIM/MSM II, LLC		I.R.S. Identification Nos. of above persons (entities only): 52-2263031

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 318,000 SHARES

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 318,000 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 318,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.8%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	BASED ON 17,232,217 SHARES OF PARTY CITY COMMON STOCK OUTSTANDING AS OF JANUARY 27, 2005, AS REPORTED BY PARTY CITY CORPORATION IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JANUARY 1, 2005, FILED ON FEBRUARY 10, 2005.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 702145103			Page 5 of 11

1.	Name of Reporting Person: SVAR/MM, LLC		I.R.S. Identification Nos. of above persons (entities only): 45-0479189

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,888,420 SHARES

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,888,420 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,888,420 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.8%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	BASED ON 17,232,217 SHARES OF PARTY CITY COMMON STOCK OUTSTANDING AS OF JANUARY 27, 2005, AS REPORTED BY PARTY CITY CORPORATION IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JANUARY 1, 2005, FILED ON FEBRUARY 10, 2005.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 702145103			Page 6 of 11

1.	Name of Reporting Person: TENNENBAUM & CO., LLC		I.R.S. Identification Nos. of above persons (entities only): 95-4587347

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,841,481 SHARES(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,841,481 SHARES(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,841,481 SHARES(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.6%(2)

14.	Type of Reporting Person (See Instructions): OO

(1)	INCLUDES AN AGGREGATE OF 2,496,000 SHARES WHICH ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW, INCLUDED IN PREVIOUS AMENDMENTS TO THIS SCHEDULE 13D).

(2)	BASED ON (A) 17,232,217 SHARES OF PARTY CITY COMMON STOCK OUTSTANDING AS OF JANUARY 27, 2005, AS REPORTED BY PARTY CITY CORPORATION IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JANUARY 1, 2005, FILED ON FEBRUARY 10, 2005, AND (B) 2,496,000 SHARES OF PARTY CITY COMMON STOCK ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW), AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 702145103			Page 7 of 11

1.	Name of Reporting Person: MICHAEL E. TENNENBAUM		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,841,481 SHARES(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,841,481 SHARES(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,841,481 SHARES(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.6%(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	INCLUDES AN AGGREGATE OF 2,496,000 SHARES WHICH ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW, INCLUDED IN PREVIOUS AMENDMENTS TO THIS SCHEDULE 13D).

(2)	BASED ON (A) 17,232,217 SHARES OF PARTY CITY COMMON STOCK OUTSTANDING AS OF JANUARY 27, 2005, AS REPORTED BY PARTY CITY CORPORATION IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JANUARY 1, 2005, FILED ON FEBRUARY 10, 2005, AND (B) 2,496,000 SHARES OF PARTY CITY COMMON STOCK ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW), AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 7 to Schedule 13D relating to Party City Corporation, a Delaware corporation (“Party City”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on August 26, 1999, as amended by Amendment No. 1 thereto filed with the Commission on September 13, 1999, Amendment No. 2 thereto filed with the Commission on January 21, 2000, Amendment No. 3 thereto filed with the Commission on October 23, 2000, Amendment No. 4 thereto filed with the Commission on March 12, 2001, Amendment No. 5 thereto filed with the Commission on October 12, 2001 and Amendment No. 6 thereto filed with the Commission on June 14, 2002 (together, the “Schedule 13D”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.

Item 1. Security and Issuer.

     The information in Item 1 is hereby amended and restated as follows:

     This statement relates to the beneficial ownership of 5,841,481 shares of Common Stock, par value $.01 per share (“Common Stock”), of Party City. The principal executive offices of Party City are located at 400 Commons Way, Rockaway, New Jersey 07866.

Item 2. Identity and Background.

     The information in Item 2 is hereby amended and restated as follows:

     (a) This statement is being filed by Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP”), formerly known as Special Value Investment Management, LLC, SVIM/MSM, LLC, a Delaware limited liability company (“SVIM/MSM”), SVIM/MSM II, LLC, a Delaware limited liability company (“SVIM/MSMII”), SVAR/MM, LLC, a Delaware limited liability company (“SVAR/MM”), Tennenbaum & Co., LLC, a Delaware limited liability company (“TCO”), and Mr. Michael E. Tennenbaum (“Mr. Tennenbaum”). TCP, SVIM/MSM, SVIM/MSMII, SVAR/MM, TCO, and Mr. Tennenbaum (together, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

     (b) The address of the Reporting Persons’ principal office is located at 2951 28th Street, Suite 1000, Santa Monica, California 90405.

     (c) The principal business of TCP is investment advising. Its managing member is TCO. The principal business of SVIM/MSM is serving as managing member of Special Value Bond Fund, LLC, a Delaware limited liability company (“SVBF”). Its managing member is TCO. The principal business of SVIM/MSMII is serving as managing member of Special Value Bond Fund II, LLC, a Delaware limited liability company (“SVBFII”). Its managing member is TCO. The principal business of SVAR/MM is serving as managing member of Special Value Absolute Return Fund, LLC, a Delaware limited liability company (“SVARF”). Its managing member is TCP. The principal business of TCO is making investments and managing assets. Its managing member is Mr. Tennenbaum. Mr. Tennenbaum’s principal occupation is serving as managing member of TCO.

     (d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

     (e) During the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Mr. Tennenbaum is a United States Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The information in Item 3 is hereby supplemented as follows:

     The Reporting Persons (or their affiliates) purchased shares of Party City Common Stock on the open market using working capital as follows:

		Number of Shares of
Date	Purchaser	Common Stock	Price Per Share
02/16/05	SVARF	101,700	$11.6546
02/18/05	SVARF	117,000	$12.2689

Item 5. Interest in Securities of the Issuer.

     The information in Item 5 is hereby amended and restated as follows:

     (a)-(b) The shares of Party City Common Stock identified in Item 1 constitute 29.6% of the outstanding Common Stock of Party City, based on (a) 17,232,217 shares of Party City Common Stock outstanding as of January 27, 2005, as reported by Party City in its Quarterly Report on Form 10-Q for the quarterly period ended January 1, 2005, filed on February 10, 2005, and (b) 2,496,000 shares of Party City Common Stock issuable upon exercise of the New Warrant (described in Items 3 and 4 above), and computed in accordance with Rule 13d-3(d)(1). TCP may be deemed to beneficially own 5,841,481 shares of Party City Common Stock (29.6% of the outstanding Common Stock of Party City), which includes 2,496,000 shares which it has shared voting and dispositive power with SVIM/MSM, TCO and Mr. Tennenbaum, 318,000 shares which it has shared voting and dispositive power with SVIM/MSMII, TCO and Mr. Tennenbaum, 2,888,420 shares which it has shared voting and dispositive power with SVAR/MM, TCO and Mr. Tennenbaum, and 139,061 shares which it has shared voting and dispositive power with TCO and Mr. Tennenbaum; SVIM/MSM may be deemed to beneficially own 2,496,000 shares of Party City Common Stock (12.7% of the outstanding Common Stock of Party City), which it has shared voting and dispositive power with TCP, TCO and Mr. Tennenbaum; SVIM/MSMII may be deemed to beneficially own 318,000 shares of Party City Common Stock (1.8% of the outstanding Common Stock of Party City), which it has shared voting and dispositive power with TCP, TCO and Mr. Tennenbaum; SVAR/MM may be deemed to beneficially own 2,888,420 shares of Party City Common Stock (16.8% of the outstanding Common Stock of Party City), which it has shared voting and dispositive power with TCP, TCO and Mr. Tennenbaum; TCO may be deemed to beneficially own 5,841,481 shares of Party City Common Stock (29.6% of the outstanding Common Stock of Party City), which includes 2,496,000 shares which it has shared voting and dispositive power with TCP, SVIM/MSM and Mr. Tennenbaum, 318,000 shares which it has shared voting and dispositive power with TCP, SVIM/MSMII and Mr. Tennenbaum, 2,888,420 shares which it has shared voting and dispositive power with TCP, SVAR/MM and Mr. Tennenbaum, and 139,061 shares which it has shared voting and dispositive power with TCP and Mr. Tennenbaum; and Mr. Tennenbaum may be deemed to beneficially own 5,841,481 shares of Party City Common Stock (29.6% of the outstanding Common Stock of Party City), which includes 2,496,000 shares which he has shared voting and dispositive power with TCP, SVIM/MSM and TCO, 318,000 shares which he has shared voting and dispositive power with TCP, SVIM/MSMII and TCO, 2,888,420 shares which he has shared voting and dispositive power with TCP, SVAR/MM and TCO, and 139,061 shares which he has shared voting and dispositive power with TCP and TCO.

     (c) Except as described in this statement, the Reporting Persons have not effected any transactions in Party City Common Stock within 60 days prior to the date of this statement.

     (d) SVBF, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,496,000 shares of Party City Common Stock, which is more than 5% of the Common Stock of Party City. A bond fund, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 318,000 shares of Party City Common Stock, which is less than 5% of the Common Stock of Party City. A separate family account that is managed by TCP has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 25,000 shares of Party City Common Stock, which is less than 5% of the Common Stock of Party City. SVARF, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,888,420 shares of Party City Common Stock, which is more than 5% of the Common Stock of Party City.

     (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

     The information in Item 7 is hereby amended to include a revised Exhibit 1 – Joint Filing Agreement, filed herewith.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2005	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVIM/MSM, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVIM/MSMII, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVAR/MM, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company

Each of the above by:

/s/ Michael E. Tennenbaum

	Name:	Michael E. Tennenbaum
	Its:	Managing Member
	Date:	February 22, 2005

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum

Michael E. Tennenbaum
	Date:	February 22, 2005

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement.

Exhibit 2
Form of Amended and Restated Warrant, dated January 14, 2000, of Party City Corporation, incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on January 19, 2000 (File No. 0-27826).

Exhibit 3
Form of Securities Purchase Agreement, dated August 16, 1999, by and between Party City Corporation and Tennenbaum & Co., LLC, incorporated herein by reference to Exhibit 4.6 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

Exhibit 4
First Amendment to Securities Purchase Agreement, dated as of January 14, 2000, by and among Party City Corporation, Special Value Bond Fund, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., TCO/Party City, LLC, Clyde Street Investment, LLC and Richmond Associates, L.P., incorporated herein by reference to Exhibit 4.3 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on January 19, 2000 (File No. 0-27826).

Exhibit 5
Investor Rights Agreement, dated August 16, 1999, by and between Party City Corporation, Tennenbaum & Co., LLC, TCO/Party City, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Richmond Associates, L.P. and Jack Futterman, incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

Exhibit 6
First Amendment to Investor Rights Agreement, dated as of October 11, 2000, by and among Party City Corporation, Special Value Bond Fund, LLC, Special Value Bond Fund II, LLC, Special Value Investment Management, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Richmond Associates, L.P., Clyde Street Investment, LLC and Jack Futterman, incorporated herein by reference to Exhibit 10.9 to Quarterly Report on Form 10-Q of Party City Corporation filed with the Securities and Exchange Commission on May 15, 2001 (File No. 0-27826).

Exhibit 7
Second Amendment to Investor Rights Agreement, dated as of November 20, 2000, by and among Party City Corporation, Special Value Bond Fund, LLC, Special Value Bond Fund II, LLC, Special Value Management, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Richmond Associates, L.P., Clyde Street Investment, LLC and Jack Futterman, incorporated herein by reference to Exhibit 10.10 to Quarterly Report on Form 10-Q of Party City Corporation filed with the Securities and Exchange Commission on May 15, 2001 (File No. 0-27826).

Exhibit 8	Second Amendment to Securities Purchase Agreement, dated as of April 1, 2001, by and among Party City Corporation, Special Value Bond Fund, LLC, Special

Value Bond Fund II, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Clyde Street Investment, LLC and Richmond Associates, L.P., incorporated herein by reference to Exhibit 4.10 to Quarterly Report on Form 10-Q of Party City Corporation filed with the Securities and Exchange Commission on May 15, 2001 (File No. 0-27826).

Exhibit 9
Warrant to Purchase Common Stock, dated September 28, 2001, of Party City Corporation, incorporated herein by reference to Exhibit 9 to Amendment No. 5 to Party City Corporation Schedule 13D filed with the Securities and Exchange Commission on October 12, 2001.